July 31, 2024

Jerome Silvey
Chief Executive Officer and Director
EQV Ventures Acquisition Corp.
1090 Center Drive
Park City, UT 84098

       Re: EQV Ventures Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 25, 2024
           File No. 333-280048
Dear Jerome Silvey:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Registration Statement on Form S-1
Exclusive forum for certain lawsuits., page 151

1. Please reconcile your disclosure in this section regarding exclusive forum with Section
       186 of your Amended and Restated Memorandum of Association which appears to provide two exclusive forum provisions in subsections (a) and (b). Please clarify which provision will govern in the event there is a conflict between these provisions, for example in the case of a derivative action. We also note that Section 186(a) limits claims under the Securities Act to the federal courts of the United States. Please state that there is uncertainty as to whether a court would enforce such provision. Also, state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 July 31, 2024
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Ruairi Regan at 202-551-3269 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Julian Seiguer, Esq.